

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2014

Via E-mail
Mr. Christopher J. Eperjesy
Vice President – Finance and
 Chief Financial Officer and Treasurer
Twin Disc, Incorporated
1328 Racine Street
Racine, Wisconsin 53403

>   **Re: Twin Disc, Incorporated**
>   **Form 10-K for the Fiscal Year Ended June 30, 2013**
>   **Filed September 13, 2013**
>   **Form 10-Q for the Quarterly Period Ended December 27, 2013**
>   **Filed February 5, 2014**
>   **File No. 001-07635**

Dear Mr. Eperjesy:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 9(a). Controls and Procedures, page 27

1.   In May 2013, the Committee of Sponsoring Organizations of the Treadway Commission issued its updated Internal Control – Integrated Framework. Please revise future filings to clearly state the framework used for your assessment of internal control over financial reporting by clarifying whether you utilized the original framework (the "1992 Framework") or the updated framework.

Consolidated Statements of Cash Flows, page 35

2.   We note here and within your September 27, 2013 and December 27, 2013 Forms 10-Q
that your present the line item "(payments of) proceeds from long-term debt, net" in your
statement of cash f lows. Please explain to us how our current presentation complies with
FASB ASC 230-10 paragraphs 45-7 through 9. Revise future filings as necessary.

Form 10-Q for the quarterly period ending December 27, 2013

Note A. Basis of Presentation

3.   We note your disclosure that you recorded several out-of period adjustments related to
fiscal 2013 that were recorded within the financial statements as of and for the six months
ended December 27, 2013. Please address the following:

· Describe to us in greater detail the nature of each error.

· Please provide us with your analysis of the materiality of each error. Discuss why you
concluded that these errors were not material to your 2013 financial statements, to
your financial statements as of and for the six months ended December 27, 2013, and
your projected year-end results for fiscal 2014.

· Please explain to us how you considered these errors in the evaluation of your
disclosure controls and procedures.

In responding to our comments, please provide a written statement from the company
acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Tara Harkins, Reviewing Accountant, at (202) 551-3639 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief